SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.2)*

LookSmart, Ltd.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

543442503
(CUSIP Number)

Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Value Arbitrage Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,728,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,728,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,728,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,728,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,728,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,728,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mark Nordlicht

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,728,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,728,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,728,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Uri Landesman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,728,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,728,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,728,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

This statement is filed with respect to the shares of common stock, $.001 par value (the "Common Stock"), of LookSmart, Ltd. (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of January 16, 2013 and amends and supplements the Schedule 13D filed on June 29, 2012, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

         The names of the persons filing this statement on Schedule 13D (collectively, the "Reporting Persons") are:

•	Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership (the “Master Fund”);

•	Platinum Management (NY) LLC, a Delaware limited liability company (“Platinum Management”),

•	Mark Nordlicht, a United States citizen (“Mr. Nordlicht”); and

•	Uri Landesman, a United States citizen (“Mr. Landesman”).

ITEM 4.Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

     On January 7, 2013, PEEK Investments LLC (“Peek”) closed the tender offer to purchase shares of Common Stock at $1.00 per share (the “Tender Offer”).  Pursuant to the tender offer, Peek acquired 8,508,647 shares of Common Stock.  The Master Fund, pursuant to that certain Sponsorship Agreement (the “Sponsorship Agreement) it entered into with Peek and Snowy August Fund I LP (“Snowy August”), and that certain Equity Commitment Letter (the “Equity Commitment Letter”) it entered into with Peek, each dated as of July 16, 2012, committed the Master Fund to contribute funding towards the Tender Offer pursuant to the terms of such agreements.  The Reporting Persons were informed that funding was not necessary from the Master Fund, and the Master Fund did not provide any of the working capital or funding used by Peek to acquire shares of Common Stock in the Tender Offer.  The Reporting Persons have no interest in any of such shares acquired by Peek in the Tender Offer.

     As of January 14, 2013, none of the Reporting Persons are in a group with Peek, Snowy August or Michael Onghai for the purpose of acquiring, holding, voting or disposing of securities of the Issuer pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 promulgated thereunder.  The Reporting Persons will have no role at the Issuer other than as stockholders of the Issuer and disclaim beneficial ownership of any shares beneficially owned by Peek, Snowy August, Michael Onghai and their affiliates.  The Reporting Persons have reached an understanding with Peek, Snowy August and Michael Onghai that none of the contingent prior written agreements between them will be implemented.

ITEM 5.	Interest in Securities of the Issuer.

       (a)The Reporting Persons beneficially own 1,728,000 shares of Common Stock representing 9.99% percent of the outstanding shares of Common Stock.

SCHEDULE 13D

(b)The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,728,000 shares of Common Stock individually owned by the Master Fund.

(c)There have been no transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

(d)Not applicable.

(e)Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is supplemented by the following:

    The Reporting Persons have reached an understanding with Peek, Snowy August and Michael Onghai that none of the contingent prior written agreements between them will be implemented.

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  January 17, 2013

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.
By: Platinum Management (NY) LLC,
as general partner

By:  /s/ Uri Landesman
             Uri Landesman, President

PLATINUM MANAGEMENT (NY) LLC

By:  /s/ Uri Landesman
             Uri Landesman, President

/s/ Mark Nordlicht
     Mark Nordlicht

/s/ Uri Landesman
     Uri Landesman